March 2, 2006

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Say Yes Foods, Inc.
Registration Statement on Form SB-2
Originally filed on February 5, 1998
File No. 333-08284
Withdrawal of Form RW

Ladies and Gentlemen:

On March 1, 2006, Say Yes Foods, Inc. (the “Company”) submitted, via electronic filing, a request for an order granting the withdrawal of its Registration Statement on Form SB-2 (333-08284). The Accession Number was 0001139020-06-000070. The Company has subsequently learned that the initial registration statement was abandoned by previous management. As such, the Company hereby requests that this request be withdrawn.

If you have any questions or comments regarding the foregoing, please contact David B. Stocker, Esq. at 602-852-5445. Thank you for your assistance.

Sincerely,

/s/ Erwin Liem

____________________________________

Erwin Liem

President